WAIVER OF MONTHLY POLICY CHARGE RIDER

This rider is part of Your policy. It is issued in consideration of the policy application and deduction from the
Policy Value of the monthly cost of waiver rates for the benefit provided by this rider. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the
Policy Date unless another date is shown on the current Data Pages. There is a charge to purchase this rider.
Please refer to Your current Data Pages.

DEFINITIONS

DOCTOR is a medical practitioner who is legally licensed to practice under state law, and not the Insured,
Insured’s spouse, You or Your spouse.

TOTAL DISABILITY is disability due to an injury or sickness which prevents the Insured from working:
1.	during the first two years the Insured is unable to perform the substantial and material duties of their regular occupation (the occupation the Insured is routinely performing when the disability began); and
2.	thereafter, in any occupation for which the Insured is reasonably fitted by education, training, or experience; and
3.	the Insured is under the regular treatment of a Doctor who is providing treatment appropriate for the condition causing Total Disability.

Until the Insured’s 25th birthday, regular occupation includes attending a school that has a regular teaching staff, curriculum and student body and attending school on a full-time basis, as determined by the school’s criteria.

Total Disability also is (without regard to whether the Insured is working) the total and irrecoverable loss of:
1.	sight of both eyes;
2.	use of both hands;
3.	use of both feet; or
4.	use of one hand and one foot.

WAIVER PERIOD has the meaning set forth in the Waiver Period provision of this rider.

RIDER BENEFIT

If the Insured becomes Totally Disabled while this rider is in force, on each Monthly Date during a Waiver
Period We will waive (or credit to the Policy Value if already deducted) the Monthly Policy Charge. If Monthly
Policy Charges for policy benefits are being waived under this rider, Your policy will remain in force whether or not Your Net Surrender Value is sufficient to cover the Monthly Policy Charge.

You may continue to pay premiums as described in Your policy.

WAIVER PERIOD

Once the Insured has remained Totally Disabled for six continuous months, the Waiver Period begins:
1.	on the Insured’s Attained Age five if the rider was issued and Total Disability began before and continues to that date; or
2.	for all others, on the Monthly Date which follows the date Total Disability began.

In no event will a Waiver Period begin earlier than one year prior to Our receipt of Notice of the Insured’s Total
Disability.

The Waiver Period will continue as long as Total Disability continues uninterrupted, except that the Waiver
Period:
1.	ends on the earlier of the Policy Maturity Date or death of the Insured if Total Disability:
(a) begins prior to the Insured’s Attained Age 60; and
(b) continues to the Insured’s Attained Age 65.
2.	ends on the Insured’s Attained Age 65, if Total Disability:
(a) begins on or after the Insured’s Attained Age 60; and
(b) begins before the Insured’s Attained Age 63.
3.	ends after two years if Total Disability:
(a) begins on or after the Insured’s Attained Age 63; and
(b) begins before the Insured’s Attained Age 65.

If this rider is issued as a result of a conversion or exchange from another policy or rider while the Insured was receiving waiver disability benefits under that policy or rider, the Waiver Period under this rider will continue until the earlier of the Policy Maturity Date or death of the Insured.

EXCEPTIONS

In no case will the Monthly Policy Charge be waived or credited under this rider if the Total Disability results from an intentional self-injury or service in the military forces of any country at war, declared or undeclared.

We will not waive or credit the Monthly Policy Charge if the Insured’s Total Disability began prior to this rider’s
Effective Date. If, however, this rider is issued as a result of a conversion or exchange from another policy or rider while the Insured was receiving waiver disability benefits, We will waive or credit the Monthly Policy
Charge.

PROOF OF DISABILITY

We will require due proof which satisfies Us of the Insured’s Total Disability before any Monthly Policy Charge can be waived or credited. Such proof may include an examination at Our expense by Doctors We select.

We may require similar proof of the Insured’s continued Total Disability from time to time during the first two years of Total Disability and once a year thereafter.

If such proof is not provided as We require, the Waiver Period will end and Monthly Policy Charges will again be deducted from Your Policy Value.

CLAIMS

We will not waive or credit the Monthly Policy Charge under this rider unless We receive Notice of the claim while the Insured is living and remains Totally Disabled. Failure to comply will not invalidate a claim if it was not reasonably possible to give Notice within such time and Notice was given as soon as reasonably possible.

Even if Your policy terminates because of the expiration of a grace period, the Monthly Policy Charge may be waived or credited under this rider if:
1.	the Total Disability for which claim is made began before the end of the grace period;
2.	We receive Notice of the claim within one year after the end of the grace period; and
3.	all other conditions for this rider are met.

If Total Disability begins within the grace period, You must pay the minimum payment as described in the
Grace Period provision of the policy before We will pay benefits under this rider.

COST OF WAIVER RIDER

The cost for the Waiver of Monthly Policy Charge Rider is deducted on each Monthly Date. The cost is A multiplied by B where:
A	is the Guaranteed Maximum Cost of Waiver Rates shown on the current Data Pages divided by
$1,000; and
B	is the Net Amount At Risk.

POLICY ADJUSTMENTS DURING A WAIVER PERIOD

Face Amount increases under the Adjustment Options section of Your policy will not be allowed during a
Waiver Period. However, the Face Amount may increase during a Waiver Period under the provisions of any attached rider that provides for such increases on a non-underwritten basis. If such an increase occurs, We will waive or credit the associated increased Monthly Policy Charge as long as the Waiver Period continues.

You may not change the death benefit option once We approve Your claim and while benefits are being paid under this rider unless such a change is required by any other attached rider.

TERMINATION

This rider terminates on the first of:
1.	the termination of Your policy;
2.	the Insured’s Attained Age 65, unless any Waiver Period is in effect; or
3.	Our receipt of Your Notice to cancel it. The change will be effective on the Monthly Date on or next following the date We receive Your Notice. We may require that You send Your policy to Our Home
Office so We can record the cancellation.

REINSTATEMENT

This rider may be reinstated as part of Your policy if all conditions for reinstatement of the policy are met, and subject to Our then current underwriting guidelines and all rider provisions.